UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

                               or

[   ]     Transition Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

              Commission File Number:  000-14555

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

                  FIRST LEESPORT BANCORP, INC.
                 401(K) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                    LEESPORT FINANCIAL CORP.
                    1240 Broadcasting Road
                    Wyomissing, PA 19610
                    (610) 208-0966



Item 1.     Financial Statements and Exhibits

            a.  Financial Statements

                1.  Report of Beard Miller Company LLP

                2. Audited Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000.

                3.  Audited Statements of Changes in Net Assets
                    Available for Benefits for each of the
                    years in the two year period ended
                    December 31, 2001.

                4.  Notes to Financial Statements.

            b.  Exhibits

                1.  Consent of Beard Miller Company LLP



                  FIRST LEESPORT BANCORP, INC.
                 401(K) RETIREMENT SAVINGS PLAN

                         TABLE OF CONTENTS

                                                        PAGE NO.

FINANCIAL STATEMENTS:

     Independent Auditor's Report                            1

     Statements of Net Assets Available for Benefits         2

     Statements of Changes in Net Assets Available
       for Benefits                                          3

     Notes to Financial Statements                           4

SUPPLEMENTARY INFORMATION:

     Independent Auditor's Report on Supplementary
       Information                                           9

     Form 5500 - Schedule H - Line 4i - Schedule of
       Assets (Held at End of Year)                         10



                  INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
First Leesport Bancorp, Inc. 401(k)
    Retirement Savings Plan
Wyomissing, Pennsylvania

     We have audited the accompanying statements of net assets available for benefits of First Leesport Bancorp, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                               /s/BEARD MILLER COMPANY LLP



Reading, Pennsylvania
June 25, 2002



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                       December 31,
                                                -------------------------
                                                   2001           2000
                                                ----------     ----------
ASSETS

  Investments, at fair value:
     Mutual funds                               $4,141,916     $3,683,310
     Leesport Financial Corp. common stock         122,625         72,962
     Participant loans receivable                   33,664         13,002
                                                ----------     ----------
                                                 4,298,205      3,769,274
                                                ----------     ----------
  Receivables:
     Employee contributions                         12,582         11,548
     Employer contributions                          7,758          6,340
     Other                                             350            255
                                                ----------     ----------
                                                    20,690         18,143
                                                ----------     ----------
  Cash                                               3,705          4,936
                                                ----------     ----------
     Net Assets Available for Benefits          $4,322,600     $3,792,353
                                                ==========     ==========



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                Years Ended December 31,
                                                -------------------------
                                                   2001           2000
                                                ----------     ----------
INVESTMENT INCOME

  Net appreciation (depreciation) in fair
    value of investments:
     Mutual funds                               ($  655,611)   ($  390,807)
     Leesport Financial Corp. common stock            9,347        (11,465)
  Interest and dividends                            123,917        324,355
                                                -----------    -----------
                                                   (522,347)       (77,917)
                                                -----------    -----------
TRANSFERS IN FROM PLAN MERGERS                      958,052      1,649,704
                                                -----------    -----------

CONTRIBUTIONS

  Employee                                          376,319        389,351
  Employer                                          222,924        202,962
  Rollovers                                         240,741        138,056
                                                -----------    -----------
                                                    839,984        730,369
                                                -----------    -----------
DISTRIBUTIONS PAID TO PARTICIPANTS                 (745,232)      (360,907)
                                                -----------    -----------
OTHER                                                   210            697
                                                -----------    -----------
     Net Increase                                   530,247      1,940,552

NET ASSETS AVAILABLE FOR BENEFITS -
  BEGINNING OF YEAR                               3,792,353      1,851,801
                                                -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR  $4,322,600     $3,792,353
                                                ===========    ===========



NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

     The following description of First Leesport Bancorp, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan's provisions.

General

     The Plan is a defined contribution plan covering all eligible employees of Leesport Financial Corp., formerly First Leesport Bancorp, Inc., (the Company) who have at least one month of service and are 18 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). During 2001, amounts attributable to the Merchants Bank of Pennsylvania Employee Savings Profit Sharing Plan were merged into the Plan at the election of the participants in accordance with available investment options disclosed herein. During 2000, amounts attributable to the Essick & Barr, Inc. 401(k) plan were merged into the Plan at the election of the participants in accordance with the available investment options disclosed herein.

Contributions

     Participants may contribute an amount up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute or "rollover" amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches 100% of the participant's pre-tax contribution, up to 3% of their compensation and 50% of the participant's pre-tax contribution between 3% and 7% of their compensation, that the participant contributes to the Plan. Participants are immediately vested in their own contributions to their accounts.

     If a participant terminates their employment for any reason other than retirement or total and permanent disability, any Company contributions are subject to the following vesting schedule:

                                         Vested
          Years of Vesting Service     Percentage
          ------------------------     ----------

                 1  year                   20%
                 2  years                  40%
                 3  years                  60%
                 4  years                  80%
                 5  years                 100%

Participant Accounts

     Investment income is allocated to accounts of active participants in the proportion that each participant's average account balance bears to the total average account balance of all participants for the period of the allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment Options

     Upon enrollment in the Plan, a participant may direct employee and employer contributions in Leesport Financial Corp.
common stock or in any of the following fund options as described by MFS Investment Management:

     MFS Global Equity Fund - The fund may invest in all types of common stocks and equivalents. The fund intends to maintain a portfolio of foreign stocks and it may invest up to 100% of its assets in foreign and emerging market securities.

     MFS Emerging Growth Fund - The fund invests primarily in emerging growth companies whose rates of earnings growth are expected to accelerate.

     MFS Bond Fund - The fund invests at least 65% of its assets in investment-grade bonds, including U.S. government securities and high-grade corporate debt.

     Massachusetts Investors Growth Stock Fund - The fund seeks companies believed to have better-than-average long-term growth potential. Emphasis is placed on high-quality companies with characteristics such as: strong management, a successful track record, a history of consistent long-term earnings and growth and the potential for market leadership.

     MFS Research Fund - The fund invests in the best ideas of their equity research committee, drawing upon the stock and industry selection capabilities of their entire equity research department.

     MFS Total Return Fund - Under normal market conditions, at least 25% of the fund's assets will be invested in fixed-income securities, and at least 40% and no more than 75% of assets will be invested in stocks.

     MFS Limited Maturity Fund - The fund invests in corporate bonds and treasuries with remaining maturities ranging from zero to five years.

     MFS Value Fund - Under normal market conditions, the Fund invests at least 65% of its assets in income-producing equity securities that are believed to be undervalued relative to their long-term investment and may invest up to 35% of its total assets in fixed-income securities.

Administrative Expenses

     Administrative expenses are paid by the plan sponsor.
These expenses were based on customary and reasonable rates for such services and were in compliance with specified Plan provisions.

Forfeitures

     When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. At December 31, 2001, all forfeitures, totaling $11,563, will be used to offset future employer contributions.

Payment of Benefits

     Benefits are recorded when paid.

Participant Loans

     Participants may borrow from their accounts up to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date that the loan is made, or 50% of their vested account balance. If the participant's vested account balance is $20,000 or less, the maximum loan shall not exceed the lesser of $10,000 or 100% of the participant's vested account balance. Loan terms range from 1-5 years, however, repayment terms can exceed five years if the loan is used for the purchase of a primary residence. The loans bear interest at a reasonable interest rate defined as the prevailing interest rate charged by local financial institutions in the business of lending money for secured personal loans. The repayment of these loans is made through payroll deductions.

Plan Termination

     Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     In the event the Company terminates the Plan, the participants will become 100% vested in their accounts and the account balances will be disbursed to the participants by the custodian.

Note 2 - Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of Leesport Financial Corp. common stock and the registered investment companies are valued at quoted market prices. The participant loans receivable are valued at cost, which approximates fair value.

     The change in the difference between the fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as appreciation (depreciation) in fair value of investments.

     Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis.
Dividends are recorded on the ex-dividend date.

     Because of the volatility of the financial markets in which investments are traded, there is the risk that any future determination of fair value could be significantly less than that recorded in the accompanying financial statements.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Investments

     The Plan's investments are held in funds administered by Pennsylvania Pension Planners, Inc. as of December 31, 2001 and 2000. During the years ended 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by ($646,264) and ($402,272), respectively, as follows:

                                                       Net
                                                  Appreciation
                                                  (Depreciation)   Fair Value
                                                  in Fair Value      at End
                                                   During Year       of Year
                                                  --------------   ----------
AT OR FOR THE YEAR ENDED DECEMBER 31, 2001:
  Mutual Funds:
    MFS Global Equity Fund                          ($19,412)       $184,134
    MFS Emerging Growth Fund                        (126,964)        382,239*
    MFS Bond Fund                                       (166)        252,319*
    Massachusetts Investors Growth Stock Fund       (175,510)        493,105*
    MFS Research Fund                               (239,459)        821,069*
    MFS Total Return Fund                            (86,050)      1,374,252*
    MFS Limited Maturity Fund                          4,431         496,198*
    MFS Value Fund                                   (12,481)        138,600
  Leesport Financial Corp. common stock                9,347         122,625**
  Participant loans                                        -          33,664
                                                   ---------      ----------
                                                   ($646,264)     $4,298,205
                                                   =========      ==========

AT OR FOR THE YEAR ENDED DECEMBER 31, 2000:
  Mutual Funds:
    MFS Global Equity Fund                          ($27,377)       $188,936
    MFS Emerging Growth Fund                        (166,356)        385,156*
    MFS Bond Fund                                      1,261          97,672
    Massachusetts Investors Growth Stock Fund       (122,885)        578,367*
    MFS Research Fund                               (196,356)        951,975*
    MFS Total Return Fund                            102,214       1,211,461*
    MFS Limited Maturity Fund                          1,354         146,806
    MFS Value Fund                                    17,338         122,937
  Leesport Financial Corp. common stock              (11,465)         72,962**
  Participant loans                                        -          13,002
                                                   ---------      ----------
                                                   ($402,272)     $3,769,274
                                                   =========      ==========

* Indicates that the fair value exceeds 5% of the Plan's net assets. ** Indicates Plan's assets with related parties.

Note 4 - Income Tax Status

     The Internal Revenue Service ruled on April 10, 1990 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's Trustees are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.



     Independent Auditor's Report on Supplementary Information




To the Board of Directors
First Leesport Bancorp, Inc. 401(k)
    Retirement Savings Plan
Wyomissing, Pennsylvania

     Our audits of the Plan's financial statements as of and for the years ended December 31, 2001 and 2000 were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              /s/BEARD MILLER COMPANY LLP



Reading, Pennsylvania
June 25, 2002



FORM 5500 - SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

EIN:  23-2766979
PN:  003

                                 December 31, 2001
----------------------------------------------------------------------------------
                     Description of Investment
Identity of Issue,   including Maturity Date,
Borrower, Lessor     Rate of Interest, Collateral                       Current
or Similar Party     Par or Maturity Value               Cost            Value
-------------------  ----------------------------    ------------    -------------
MFS Funds            Global Equity Fund                   N/A        $   184,134
MFS Funds            Emerging Growth Fund                 N/A            382,239*
MFS Funds            Bond Fund                            N/A            252,319*
MFS Funds            Massachusetts Investors Growth
                       Stock Fund                         N/A            493,105*
MFS Funds            Research Fund                        N/A            821,069*
MFS Funds            Total Return Fund                    N/A          1,374,252*
MFS Funds            Limited Maturity Fund                N/A            496,198*
MFS Funds            Value Fund                           N/A            138,600
Leesport Financial
  Corp.              Common Stock                         N/A            122,625**
Participant loans    6.50% to 10.50%                                      33,664
                                                                      ----------
                                                                      $4,298,205
                                                                      ==========

* Indicates that the fair value exceeds 5% of the Plan's net assets. ** Indicates Plan's assets with related parties.



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators of First Leesport Bancorp, Inc. 401(k) Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  July 1, 2002         First Leesport Bancorp, Inc.
                             401(k) Retirement Savings Plan

                             Leesport Financial Corp.


                             By: /s/Sheila Reppert____
                                    Sheila Reppert
                                    Plan Administrator



                          Exhibit Index


                  Exhibit

1.     Consent of Beard Miller Company LLP